As filed with the Securities and Exchange Commission on October
31, 1997.
                                    Registration No. 333-
_________________________________________________________________

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                     __________________________
                           FORM S-3
                      REGISTRATION STATEMENT
                             Under
                   THE SECURITIES ACT OF 1933
                      ______________________
                         LCA-VISION INC.
       (Exact name of registrant as specified in its charter)

Delaware                                            11-2882328
(State or other    7840 Montgomery Road          (I.R.S. Employer
jurisdiction of    Cincinnati, Ohio  45236     Identification No.)
incorporation or       (513) 792-9292
organization)

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                        ________________
                 Charles F. Hertlein, Jr., Esq.
                     Dinsmore & Shohl LLP
                      1900 Chemed Center
                    255 East Fifth Street
                   Cincinnati, Ohio  45202
                         (513) 977-8200
                   Fax:  (513) 977-8141

(Name, address, including zip code, and telephone number,
including area code, of agent for service)
                        _________________

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ____

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. X

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ___


                                CALCULATION OF REGISTRATION FEE

Title of Each   Amount to be  Proposed   Proposed  Amount of
Class of        Registered    Maximum    Maximum   Registration
Securities to be              Offering   Aggregate Fee
Registered                    Price Per  Offering
                              Share      Price

Common Stock,   9,901,218    $ 2.75 (1)  $27,228,349 $ 8,251.01(1)
$.001 par value


Estimated as of October 29, 1997 solely for the purpose of calculating the amount of the registration fee.

                       _______________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

_________________________________________________________________

PROSPECTUS
                      9,901,218 Shares

                      LCA-VISION INC.
                       Common Stock
                      _______________

This Prospectus relates to 9,901,218 shares (the "Shares") of the common stock, $.001 par value per share ("Company Common Stock") of LCA-Vision Inc. (the "Company"). The Shares were issued by the Company to Summit Technology, Inc. ("Summit") and other individuals (the "Selling Stockholders") pursuant to the Company's August 18, 1997 acquisition of all of the issued and outstanding shares of common stock of Summit's subsidiary, Refractive Centers International, Inc. ("RCII"). Of the Shares included in this Prospectus, 9,000,000 are to be distributed by Summit as a pro rata dividend (the "Dividend") to the holders of Summit common stock (the "Summit Stockholders"), and 901,218 are to be offered by the Selling Stockholders. See "Acquisition of RCII," "Plan of Distribution" and "Principal and Selling Stockholders."

None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear all expenses of Summit and the Selling Stockholders in connection with the registration, distribution and sale, as applicable, of the Shares included in this Prospectus. The fees of counsel to Summit will be borne by Summit.

The Common Stock is traded and quoted on the Nasdaq SmallCap
Market under the symbol "LCAV." On October 29, 1997, the closing price of the Company Common Stock was $2.75 per share.

Summit Stockholders and purchasers of Shares offered by the
Selling Stockholders should consider the matters set forth herein under "Risk Factors."
                            __________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ____________

           The date of this Prospectus is October __, 1997


            AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the Public Reference Room of the Commission, Room 1024, 450 Fifth Street, NW, Washington, D.C. and at the Commission's regional offices at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and 14th Floor, 75 Park Place, New York, New York. Copies of this material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. Copies of documents electronically filed with the Commission also may be obtained at "http://www.sec.gov." The Company Common Stock trades on the Nasdaq SmallCap Market, and reports and other information regarding the Company can be inspected at such market.

The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Shares offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and the exhibits incorporated therein by reference or filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Information contained in this Prospectus with respect to the Company and its affiliates has been supplied by the Company. Information contained in this Prospectus with respect to RCII, the Selling Stockholders and Summit and their affiliates has been supplied by Summit.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by the Company with the Commission are hereby incorporated by reference: (i) Annual Report on Form
10-KSB for the year ended December 31, 1996; (ii) Quarterly
Reports on Form 10-QSB for the quarters ended March 31 and June
30, 1997; (iii) Proxy Statement dated June 9, 1997; (iv) Current
Report on Form 8-K filed August 28, 1997, as amended by a Form 8-K/A filed on
 October 27, 1997; and (v) a separate Current Report on Form 8-K filed August 28, 1997.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered upon written or oral request of such person, a copy of any or all documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for copies should be directed to Larry P. Rapp, Chief Financial Officer, LCA-Vision Inc., 7840 Montgomery Road, Cincinnati, Ohio 45236, telephone
(513) 792-9292.


                    TABLE OF CONTENTS

AVAILABLE INFORMATION  2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE  2
THE COMPANY  4
RISK FACTORS  4
FORWARD-LOOKING STATEMENTS  9
UNAUDITED PRO FORMA FINANCIAL INFORMATION 9
MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL
INFORMATION 16
ACQUISITION OF RCII 19
BUSINESS  22
BOARD OF DIRECTORS  25
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS  26
PRINCIPAL AND SELLING STOCKHOLDERS  27
PLAN OF DISTRIBUTION  29
DESCRIPTION OF SECURITIES 30
SHARES OF COMPANY COMMON STOCK ELIGIBLE FOR FUTURE SALE;
     POTENTIAL FOR DILUTION 30
TAX MATTERS 31
LEGAL MATTERS 32
EXPERTS 32
INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS 32


No person is authorized to give any information or make any representations other than those contained or incorporated by reference in this Prospectus, in connection with the offering referred to herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the securities registered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.

                      THE COMPANY

LCA-Vision Inc. (the "Company") is a leading developer and operator of free-standing laser refractive eye surgery centers in the U.S. The Company's centers (the "Centers") offer laser refractive eye surgery procedures for treatment of nearsightedness and other eye conditions. They include photorefractive keratectomy ("PRK") and laser in situ keratomileusis ("LASIK") (PRK and LASIK are referred to collectively as "Laser Refractive Surgery"). In August 1997, the Company acquired RCII, also an operator of Laser Refractive Surgery centers, from Summit and the Selling Stockholders. RCII now operates as a wholly-owned subsidiary of the Company. Unless otherwise indicated, references to the Company include RCII.

                RISK FACTORS

The following factors, any of which could have a material adverse effect on the Company, should be carefully considered in evaluating the Company and its business:

Lack of Operating Profit From Laser Refractive Surgery Operations

In October 1995, the United States Food and Drug Administration (the "FDA") first approved the use of the excimer laser for treatment of nearsightedness in the U.S. Consequently, neither the Company nor any other entity has more than two years' experience in the operation and management of Laser Refractive Surgery centers or in the marketing of Laser Refractive Surgery procedures to the general public in the U.S. The Company and RCII first opened Laser Refractive Surgery Centers in the U.S. in 1996, and since that time, neither the Company's nor RCII's Laser Refractive Surgery operations have been profitable. There can be no assurance that the addition of RCII, related management changes or the market for the Company's services will cause the Company to become profitable overall, or that, if achieved, profitability will be sustained. To the extent the Company cannot achieve profitable operations of its Centers, and to the extent the Company's leveraged financial condition does not improve, the Company could fail to timely meet its obligations when they come due. In such event, if the Company's creditors sought to satisfy amounts owed them, these actions could have a material adverse effect on the Company's business, financial condition and results of operations.

No Assurance of Consumer Acceptance

The commercial market for Laser Refractive Surgery in the United States is relatively new, and there can be no assurance that the populations, in the various geographical sites where the Company operates or may in the future operate Laser Refractive Surgery Centers, will choose to undergo such procedures in sufficient quantities to ensure the profitability or long-term viability of the Company. The cost of the procedures, effectiveness of conventional eye correction methods such as eyeglasses and contact lenses, general resistance to surgery, availability of other surgical techniques, the relatively short history of Laser Refractive Surgery in the U.S. and any possible unknown long-term side effects, the resistance by the general population to accept laser ophthalmic procedures and a low level of third-party payor reimbursement for elective Laser Refractive Surgery may all contribute to Laser Refractive Surgery not achieving broad market acceptance which would have a material adverse effect on the Company's business, financial condition and results of operations.

Substantial Indebtedness and Risk of Leverage

The Company owes substantial debt to The Fifth Third Bank, Cincinnati, Ohio ("Fifth Third") and $1.5 million to Dr. and Mrs. Joffe. See "Acquisition of RCII - Financing Agreement with Fifth Third" and "- Restrictions on the Payment of Company Debt to Stephen N. Joffe, M.D. and Sandra F.W. Joffe." The Fifth Third debt facility ("Facility") expires on September 30, 1998 and the debt to Dr. and Mrs. Joffe is payable in full on September 26, 2005. Moreover, the terms of the Facility require that the Company maintain at least $4 million of cash collateral with Fifth Third. Such cash collateral is therefore not available to the Company to support its operations.

There can be no assurance that the Company will be able to obtain replacement financing upon expiration of the Facility, from a financial institution, entity or individual, at the time needed, on commercially-reasonable, or any, terms. Future financings also may result in the issuance of senior securities or in dilution to the holders of Company Common Stock. Failure to refinance the Facility upon maturity or to achieve adequate funds from operations could result in the inability of the Company to pay its debts as they mature.

The Facility provides for an amount of interest over Fifth Third's prime rate that increases over time. Consequently, the Company expects the Facility's interest rate to increase and, as a result, further increase the Company's required debt service obligations. Principal and interest payments on Company debt, however, must be made when due and payable regardless of whether there is sufficient cash flow or income from the Company's operations. If such payments are not made when due, and if creditor(s) acted against the Company, these actions could have a material adverse effect on the Company's business, financial condition or results of operations. The Facility restricts the payment of dividends, capital outlays and other acts the Company's management may deem advantageous. Consequently, the Company's ability to respond to changing market conditions and to expand has been weakened. See "Acquisition of RCII - Financing Agreement with The Fifth Third Bank."

 Control

Summit and Stephen N. Joffe, M.D. beneficially own, or control in the aggregate, shares of Company Common Stock representing approximately 88.98% of such shares currently issued and outstanding. After the Dividend, these parties will control in the aggregate shares of Company Common Stock representing approximately 64.42% of such shares. Such holdings include 8,527,358 shares owned outright by Stephen N. Joffe, M.D., the President and a Director of the Company, and an additional 7,922,377 shares of which Stephen N. Joffe, M.D. could be deemed to have beneficial ownership. Pursuant to the Shareholders' Agreement, as defined and described in "Acquisition of RCII - The Shareholders' Agreement," Summit and the Major Stockholders (as such term is defined below) placed certain individuals on the Board and agreed in the future to vote for certain designated nominees as Directors of the Company and to a procedure for selecting alternate nominees if any of the designated nominees are unable or unwilling to serve as Director.

Volatility of Stock Price

The market price of the Company Common Stock historically has been subject to substantial price volatility. Such volatility may recur in the future due to overall market conditions or business-specific factors such as the Company's ability to effectively penetrate the market, new technological innovations and products, changes in government regulations, public concerns with regard to safety and efficacy of various medical procedures, the issuance of new or changed stock market analyst reports and recommendations, the Company's ability to meet analysts' projections, fluctuations in the Company's financial results or other unforeseen factors.
In addition, the Company Common Stock could experience extreme fluctuations in market price that are wholly unrelated to the operating performance of the Company. Furthermore, because a significant portion of the Company Common Stock will be held initially by Summit Stockholders as a result of the Dividend, it is unclear what impact the actions of such holders will have on the market for the Company Common Stock.

Sale of Company Common Stock by Summit and Major Stockholders

Summit and the Company have entered into a Registration Rights Agreement (further described in "Acquisition of RCII - The Registration Rights Agreement") pursuant to which Summit has the right, to demand that the Company register under the Securities Act of 1933 the remaining 7,164,361 shares of Company Common Stock owned by Summit, to enable Summit to sell such shares on any date after May 17, 1998. Summit's sale of all or part of these shares, and the timing and amount of such sale(s), may negatively affect the trading price of the Company Common Stock. Further, the Company intends to register up to 17,729,570 additional shares of Company Common Stock for resale by Stephen N. Joffe, M.D., his wife, Sandra F.W. Joffe, and his son, Craig P.R. Joffe (such three family members collectively, the "Major Stockholders"). There is no restriction on the timing of the disposition, or the amount of sales, of these shares once the shares are registered. Consequently, sales of Company Common Stock by Summit and the Major Stockholders may have a similar negative effect. See "Acquisition of RCII - The Registration Rights Agreement" and "Shares of Company Common Stock Eligible for Future Sale; Potential for Dilution."

Potential Side Effects and Long-Term Results of Laser Refractive
Surgery

Concerns with respect to the safety and efficacy of the performance of refractive procedures with excimer lasers include predictability and stability of results and potential complications or side effects including the following: post-operative pain;
 corneal haze during healing (an increase in light scattering properties of the cornea); glare/halos (undesirable visual sensations produced by bright lights); decrease in contrast sensitivity (diminished vision in low light); temporary increases in intraocular pressure in reaction to post-procedure medication;
modest fluctuations in astigmatism and modest decreases in best corrected vision (i.e. with eyeglasses); loss of fixation during the procedure; unintended over- or under-corrections; instability, reversion or regression of effect; corneal scars (blemishing marks left on the cornea); corneal ulcers (inflammatory lesions resulting in loss of corneal tissue); and corneal healing disorders (compromised or weakened immune system or connective tissue disease which causes poor healing). There can be no assurance that additional complications will not hereafter be identified which may materially and adversely affect the safety and efficacy of excimer laser systems for performing refractive procedures, which may negatively affect the FDA approval of the excimer laser, the market acceptance of such procedures and/or lead to product liability or other claims against the Company.

Technological Change

Newer technologies, techniques or products for the treatment of refractive vision disorders could be developed with better performance than the excimer lasers used by the Company. The availability of new and better ophthalmic laser technology or other surgical or non-surgical methods for correcting refractive vision disorders could have a materially adverse impact on the business of the Company's Laser Refractive Surgery centers that utilize the excimer laser. If the Company wishes to utilize such new ophthalmic laser or other technology in its Laser Refractive Surgery centers, the Company may not have access to sufficient funds to make the capital expenditures required to acquire such technology.

Dependence on Key Personnel

The departure of any of the members of senior management, especially Stephen N. Joffe, M.D., could materially adversely affect the Company's ability to meet its strategic and financial objectives. None of the Company's employees, except Dr. Ronald Herskowitz, the former Chief Operating Officer and a former Director of the Company, who resigned as an employee, officer and Director effective October 22, 1997, has an employment contract.

Competition

Laser Refractive Surgery competes with other surgical and non-surgical treatments for refractive disorders, including eyeglasses, contact lenses, other types of refractive surgery
(such as radial keratotomy) and other technologies currently under development. Among providers of Laser Refractive Surgery, competition will come from entities similar to the Company and from hospitals, hospital-affiliated group entities, physician group practices and private ophthalmologists that, in order to offer Laser Refractive Surgery to patients, purchase or rent excimer lasers. Suppliers of conventional vision correction alternatives (eyeglasses and contact lenses), such as optometry chains, also may compete with the Company by purchasing laser systems and offering Laser Refractive Surgery to their customers. There can be no assurance that the Company's management, operation and marketing plans are or will be successful in meeting this variety of competition. If more providers offer Laser Refractive Surgery in a given geographic market, the price the Company can charge for procedures may decrease. There can be no assurance that any reduction in per procedure fees that may result from increased competition will be compensated for by an increase in procedure volume. Further, there can be no assurance that the Company's competitors' access to capital and/or financing will not give these competitors an advantage against the Company. See "Business - Competition."

Reliance on Suppliers of Laser Equipment

The Company is not directly involved in the research, development or manufacture of ophthalmic laser systems, and is dependent on unrelated manufacturers for its supply of ophthalmic lasers.
There are two companies, Summit and VISX, Inc. ("VISX") whose excimer laser systems have been approved by the FDA for commercial sale in the U.S. If Summit and/or VISX were for any reason to discontinue commercial sale of ophthalmic lasers in the U.S., the Company would be limited in its ability to operate new and existing Laser Refractive Surgery centers.

Government Regulation

The Company and its operations are subject to extensive federal, state and local laws, rules and regulations affecting the health care industry and the delivery of heath care. These include laws and regulations, which vary significantly from state to state, prohibiting the practice of medicine and optometry by persons not licensed to practice medicine and optometry, prohibiting unlawful rebates and division of fees, and limiting the manner in which prospective patients may be solicited. Further, contractual arrangements with hospitals, surgery centers, ophthalmologists and optometrists, among others, are extensively regulated by state and federal law. See "Risk Factors - Dependence on Health Care Providers."

Failure to comply with applicable FDA requirements could subject excimer laser manufacturers and the Company to enforcement action, including product seizures, recalls, withdrawal of approvals and civil and criminal penalties, any one or more of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, clearances or approvals could be withdrawn in appropriate circumstances.
Failure of the Company or its principal suppliers to comply with regulatory requirements, or any adverse regulatory action, could result in a limitation on or prohibition of the Company's use of excimer lasers which in turn would have a material adverse effect on the Company's business, financial condition and results of operations. Discovery of problems, violations of current laws or future legislative or administrative action in the United States or elsewhere may adversely affect the manufacturers' ability to obtain regulatory approval of laser equipment. Furthermore, the failure of VISX, Summit or any other manufacturers that supply or may supply excimer lasers to the Company to comply with applicable federal, state, or foreign regulatory requirements, or any adverse regulatory action against such manufacturers, could limit the supply of lasers or limit the ability of the Company to use the lasers.

Litigation

The Company is a defendant in a case entitled Cabrini Development Council, et al. v. LCA-Vision Inc., et al., Supreme Court of New York, County of New York. Various employees, officers, directors and former directors of the Company are co-defendants. The case was filed in October 1997 and arises out of the closure of the Company's Manhattan center, which had been operated as a joint venture between the Company and the Cabrini Medical Center ("Cabrini"). As originally conceived, the joint venture was to have been conducted through a limited liability company jointly owned by the Company, Cabrini and a New York professional corporation (the "PC") owned by certain unaffiliated physicians. The Company and Cabrini both made certain cash capital contributions to the LLC. In addition, as in-kind contributions, Cabrini was to have assigned a lease for the center's premises to the LLC and the Company was to have assigned a laser lease to the LLC. The PC was to have made a cash investment. Although the Center commenced operations in late 1995, the various in-kind capital contributions of Cabrini and the Company and the PC's cash contribution were never actually effected. After the LLC's resources were exhausted, the Company in effect underwrote the operating costs for a period of time. In August 1997 the Company ceased paying such costs and removed its laser from the premises after the various parties were unable to come to a final understanding as to their respective rights and obligations.

Also in the summer of 1997, the Company acquired outright ownership of another New York Center (the "Mt. Kisko Center") which had been operated as a joint venture with another group of physicians. The Mt. Kisko Center continues to operate.

In its complaint against the Company, Cabrini alleges breaches of various agreements, as well as fraud and the usurpation of a business opportunity due to the Mt. Kisko Center transaction. Cabrini has demanded not less than $4.5 million of compensatory damages and not less than $2 million of punitive damages as well as the creation of a constructive trust for the Mt. Kisco operation. The Company, which has not yet filed an answer, believes Cabrini's claims are without merit and intends to vigorously defend this suit.

Also, the Company's wholly-owned subsidiary Toronto Laservision Centre (1992) Inc. ("Centre") is a named party in a claim filed by Jolanda Witvliet filed March 27, 1997 in the Ontario Court (General Division). The plaintiff is seeking CN $5 million plus attorney fees for damages to her right eye resulting from a LASIK procedure performed at the Centre in March 1996. The Company has filed a Statement of Defense and a Third Party Claim against Chiron Vision Canada, Inc., the manufacturer or distributor of the LASIK machinery utilized during the procedure. The Company intends to vigorously defend this suit.

Good Relations with Physicians

The Company relies on good relationships with physicians who perform Laser Refractive Surgery procedures at its Centers. The inability of the Company to continue its relationships with these physicians, or to find comparable replacements in the event of a termination of any significant number of such relationships, could have a material adverse effect on the Company's business, financial condition and results of operation.

Legislative Change for the Health Care Industry

Numerous legislative proposals have been introduced in Congress and in various state legislatures over the past several years that would, if enacted, effect major reforms of the U.S. health care system. The Company cannot predict whether any of these proposals will be adopted and, if adopted, what impact such legislation would have on the Company's business.

Liability and Possible Insufficiency of Insurance

While the Company has secured medical malpractice insurance and requires physicians using its facilities to provide evidence of insurance, there can be no assurance that the amounts of such coverage will be sufficient to satisfy claims against the Company or that liability insurance will continue to be available to the Company or practitioners performing procedures at the Company's
Laser Refractive Surgery centers. Performance of Laser Refractive Surgery procedures could expose the Company to claims of negligence, malpractice or other forms of liability. Further, use of laser systems in the Company's Laser Refractive Surgery centers may give rise to claims against the Company resulting from laser-related injury. While the Company believes that any claims alleging defects in the laser systems it purchases from its suppliers would be covered by such suppliers' product liability insurance there can be no assurance that the Company's laser suppliers will continue to carry product liability insurance or that any such insurance will be adequate to protect the Company.

Renewal of Contracts

There can be no assurance that any of the Company's contracts for the management of multi-specialty surgery programs that expire in the future will be renewed or, if they are renewed, that the terms will be as favorable to the Company as the existing contracts.
The Company no longer actively seeks contracts for this declining line of business. See "Business - Multi-Specialty Surgery Program."

Dependence on Health Care Providers

Certain states including New York and California prohibit the Company from practicing medicine, employing physicians to practice medicine on the Company's behalf or employing optometrists to render optometry services on the Company's behalf. Since the Company does not intend to practice medicine or optometry, its activities will be limited to establishing Laser Refractive Surgery centers and other affiliations with health care providers at which professionals may render eye care services, including Laser Refractive Surgery. Accordingly, the success of the Company's operations as an eye care provider in such states depends upon its ability to enter into agreements with health care providers, including institutions, independent physicians and optometrists, to render surgical and other professional services at facilities owned or managed by the Company. There can be no assurance that the Company will be able to enter into such agreements with health care providers on satisfactory terms or that such agreements will be profitable to the Company. See "Risk Factors - Government Regulation" and "Business - Government Regulation."

                  FORWARD-LOOKING STATEMENTS

This Prospectus contains "forward-looking statements" that include statements regarding the intent, belief or current expectations of the Company, its directors or its executive officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's business and growth potential; (iii) various risk factors; and
(iv) pro forma financial data. Prospective investors and Summit Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Important factors that could cause such differences are identified under "Risk Factors" above.

           UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information (the "Unaudited Pro Forma Financial Information") is based on the historical financial statements of LCA-Vision and RCII and has been prepared to illustrate the effects of the acquisition of RCII and the related financing transactions.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1996 and the six months ended June 30, 1997 give effect to the acquisition of RCII as if such transaction had been completed on January 1, 1996. The pro forma condensed consolidated balance sheet as of June 30, 1997 has been prepared as if the acquisition had occurred on such date.

The acquisition will be accounted for using the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16. The total purchase costs will be allocated to the tangible and intangible assets based upon their respective fair values. The allocation of the purchase price reflected in the unaudited pro forma financial information is preliminary. The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable in the circumstances. The unaudited pro forma financial information is not necessarily indicative of either future results of operations or the results that might have occurred if the foregoing transaction had been consummated on the indicated dates.

The unaudited pro forma financial information should be read in conjunction with the Company's and RCII's financial statements and notes thereto incorporated by reference in this Prospectus.




                    LCA-Vision Inc.
Unaudited Pro Forma Condensed Consolidated Income Statement
           Six Months Ended June 30, 1997
        (in thousands, except per share data)


                            Historical  Historical   Pro Forma     LCA-Vision
                            LCA-Vision     RCII      Adjustments   Combined Pro Forma
Net revenue                   $ 6,602     $ 3,452                    $ 10,054 A
Direct operating expenses       4,412       5,071                       9,483 A
Depreciation and
  amortization                    832       1,100  $   300  B           2,232
Corporate general and
  administrative expenses       3,408       1,902   (1,077) C           4,233
Center pre-opening costs          163                                     163
                               ------       -----    --------          -------
 Operating income (loss)       (2,213)     (4,621)     777             (6,057)

Equity in (loss) from
 unconsolidated affiliates        (31)                                    (31)
Interest expense                 (508)                                   (508)
Other income (expense), net        47          15                          62
                               -------      ------   -------           -------
 Income (loss) before
       income taxes            (2,705)     (4,606)     777             (6,534)

Income tax expense                 61           -        -                 61
                               -------      ------   -------           -------
 Income (loss) from
      continuing operations   $(2,766)    $(4,606) $     0             (6,595)
Accrued dividend - Class B
      preferred stock              94                                      94
Amount applicable to (loss)
     per common share         $(2,860)    $(4,606)                   $ (6,689)
                              ========      ======                    ========
(Loss) per common share       $( 0.15)                               $   (.19)
                              ========                                ========
Number of common shares
 used in per share
  computations                 19,598               17,066 E           36,664
                              ========              ========          ========


                           LCA-Vision Inc.
     Unaudited Pro Forma Condensed Consolidated Income Statement
                     Year Ended December 31, 1996
              (in thousands, except per share data)


                           Historical   Historical  Pro Forma      LCA-Vision
                           LCA-Vision      RCII     Adjustments   Combined Pro Forma
Net revenue                  $13,760   $  3,018                      $ 16,778 A
Direct operating expenses      7,732      5,632                        13,364 A
Depreciation and amortization  1,597      1,156    $   600  B           3,353
Corporate general and
    administrative expenses    7,327     13,714     (9,280) C          11,761
Center pre-opening costs         220                                      220
                             -------     ------     ---------         -------
  Operating income (loss)     (3,116)   (17,484)     8,680            (11,920)

Equity in (loss) from
  unconsolidated affiliates     (906)                                    (906)
Interest expense                (770)    (1,273)     1,273 D             (770)
Other income (expense), net      741                                      741
                             --------    ------     --------           ------
Income (loss) before
       income taxes           (4,051)   (18,757)     9,953            (12,855)
Income tax expense                 -          -          -                  -
                             --------   --------    --------          --------
(Loss) from
  continuing operations      $(4,051)  $(18,757)   $ 9,953           $(12,855)
                             ========  =========   =========         =========
(Loss) per common
      share                  $ (0.21)                                $  (0.35)
                             ========                                =========

Number of common shares
 used in per share
  computations                19,610                17,066 E           36,676
                             ========               ======           =========



                                  LCA-Vision Inc.
             Unaudited Pro Forma Condensed Consolidated Balance Sheet
                                   June 30, 1997
                             (dollars in thousands)

                                      Historical
                               LCA-Vision     RCII      Pro Forma     LCA-Vision
                                                        Adjustments  Combined Pro Forma
Current Assets:
 Cash and cash equivalents        $ 1,209    $10,000     $(4,000) F     $ 7,209
 Accounts receivable                1,356        136                      1,492
 Surgical supplies, prepaid
  expenses, other                   1,207        242                      1,449
                                    -----     ------      ---------      ------
    Total Current Assets            3,772     10,378      (4,000)        10,150

Restricted cash                                            4,000  F       4,000
Property and equipment, net         9,069      7,353       1,500  G      17,922
Intangible assets                                         15,377  H      15,377
Investment in unconsolidated
  affiliates                          238                                   238
Other assets                          789        849         117  I       1,755
                                   -------     -----     ----------      ------
Total Assets                      $13,868    $18,580     $16,994        $49,442
                                   ------    -------     ---------      -------
Current Liabilities:
Accounts payable, accrued
 liabilities and
 other current liabilities        $ 1,562    $ 1,871     $ 1,017  J     $ 4,450
Current portion of long-term debt   7,744                 (6,902) L         842
Deferred revenue                      210                                   210
                                   -------   -------     ----------      ------
 Total Current Liabilities          9,516      1,871      (5,885)         5,502

Long-term debt, net of current
 maturities                         4,494                  6,902  L      11,396
Notes payable to shareholders       1,500                                 1,500


Shareholders' Equity:
Preferred stock                     2,522                                 2,522
Common stock                           79         50         (33) K          96
Additional paid-in capital          3,234                 32,669  K      35,903
Investment by parent                          51,008     (51,008) K           0
Treasury stock                        (30)                                  (30)
Translation adjustment                  6                                     6
Retained deficit                   (7,453)   (34,349)     34,349  K      (7,453)
 Total Shareholders' Equity        (1,642)    16,709      15,977         38,497
                                  --------   -------      ----------   ---------
Total Liabilities and
Shareholders' Equity              $13,868   $ 18,580     $16,994       $ 49,442
                                  ========   ========    ===========   =========





            NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
                         (dollars in thousands)


(A) The combined pro forma amounts do not reflect the elimination of revenues and direct operating expenses for RCII centers which will be closed by the Company. Management expects that the four centers located in West Palm Beach, Florida; Miami, Florida; Towson, Maryland and Chicago, Illinois will be closed by December 31, 1997. The revenues and direct operating expenses for these four centers for the periods presented are:

                      Year Ended               Six Months
                     December 31, 1996      Ended June 30, 1997

Revenues                    $362                    $967
Direct operating expenses   $553                    $432

(B) The adjustment reflects additional depreciation and amortization resulting from the allocation of the Company's purchase price to the assets acquired, including an increase in property and equipment and the recording of goodwill associated with the Acquisition. Property and equipment acquired is amortized over a weighted average of 7 years and goodwill is amortized over 40 years.

(C) The adjustments reflect cost savings for the year ended December 31, 1996 and the six months ended June 30, 1997 resulting from the elimination of redundant corporate general and administrative expenses, RCII's parent company overhead allocation and certain marketing costs that will not be recurring expenses of the Company. Such pro forma cost savings are expected to be as follows:


                             Year ended       Six months ended
                          December 31, 1996     June 30, 1997

Salaries terminated             $    967         $    425
Corporate costs                    8,397              652
RCII parent company allocation     1,042                -
                                 -------          -------
                                 $10,406           $1,077

(D) Adjustment represents the elimination of RCII interest expense to reflect interest expense based on the capitalization of the Company.

(E) The adjustment represents the shares issued in conjunction with the acquisition of RCII.

(F) The adjustment represents the reclassification of cash acquired in the acquisition to restricted cash. In conjunction with the acquisition of RCII, the Company entered into a new debt facility with its primary lender which requires the Company to maintain $4 million on deposit with the bank.

(G) The adjustment represents the allocation of the purchase price to the estimated fair value of property and equipment acquired.


(H) The adjustment represents the recording of goodwill associated with the acquisition. The purchase price is summarized as follows:

Issuance of 17,066 shares of Company Common stock valued at $1.97 per share in exchange for all the outstanding shares of RCII
common stock:                               $32,786
               Acquisition costs                400
                                             ------
                                             33,186
               Net assets acquired at
                 fair market value          (17,809)
                                            ---------
               Goodwill recorded           $ 15,377
                                            =========


(I) Adjustment represents capitalized financing costs related to renegotiation of the Company's credit facility.

(J) Adjustment represents accrued costs directly attributable to the Acquisition, credit facility renegotiation and the issuance of LCA-Vision common shares.

(K) Adjustment represents the net additional common stock issued in connection with the acquisition of RCII after elimination of historical common stock amounts for RCII, and the elimination of the historical stockholders' equity of RCII as the acquisition will be accounted for as a purchase.

(L) Adjustment represents effect of new credit facility.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL
INFORMATION

Overview

The Company derives its revenue from three primary sources: (i) fees for Laser Refractive Surgery performed at its Centers; (ii) contractual fees for managing multi-specialty laser surgery programs; and (iii) fees for marketing and education programs, management fees for operating Laser Refraction Surgery centers of investees, and miscellaneous sources. Miscellaneous sources include product sales-lasers and laser surgery instruments - which the Company began phasing out effective December 31, 1996.

Direct operating expenses include: (i) Laser Refractive Surgery centers -- labor, physician fees, Pillar Point royalty fees (a royalty fee to the manufacturers of the FDA-approved lasers of $250 per procedure), Center rent and utilities, and surgical supplies; (ii) multi-specialty laser surgery programs -- labor; and (iii) other services and products -- labor and cost of products sold.


Results of Operations

The Company's results of operations in any period are significantly affected by the number of Laser Refractive Surgery centers opened and operating, the number of hospitals under management contract, and the level of services contracted by hospitals and others during such period. Given the limited period of time that the U.S. Laser Refractive Surgery centers have been open, the earliest being January 1996, the Company's results of operations may not be indicative of future results.

Revenues

Sources of revenue for the twelve months ended December 31, 1996 and the six months ended June 30, 1997 were:

(dollars in thousands)   Twelve Months     Six Months
                        December 31, 1996 June 30, 1997
Laser Refractive
  Surgery Centers          $  6,733         $  7,481
Multi-specialty
 laser surgery programs       4,665            1,485
Others                        5,380            1,088
                            --------         -------
        Total              $ 16,778         $ 10,054
                            ========         ========

Management anticipates that the composition of future revenue will change as Laser Refractive Surgery becomes more widely known and accepted by ophthalmic physicians and their patients. Revenues from hospital-based multi-specialty centers are anticipated to decline and will be less significant to the Company while revenues from Laser Refractive Surgery Centers are expected to increase. The extent and degree of the shift in the Company's future revenues are subject to significant uncertainty.

Laser Refractive Surgery Centers

At December 31, 1995, the Company owned and operated one Laser
Refractive Surgery center in Toronto, Canada. Following FDA approval of the commercial sale for an excimer laser for performing Laser Refractive Surgery in the U.S. in October 1995, the Company began opening Centers. During 1996 the Company opened
23 wholly-owned Centers and three Centers in which it shares ownership with unaffiliated investors ("Investee Centers") in the U.S. and one wholly-owned and one investee Center outside the U.S.
In the first six months of 1997, the Company slowed its expansion and opened three wholly-owned Centers in the U.S. Laser
Refractive Surgery procedures performed at the Company's wholly-owned and investee Centers for the twelve months ended December
31, 1996 and the six months ended June 30, 1997 were:

                   Twelve Months            Six Months
                 December 31, 1996        June 30, 1997
U.S.
  Wholly-owned           2,753                3,892
  Investee                 872                  847
                         -----                -----
                         3,625                4,739
                         -----                -----
Non-U.S.
  Wholly-owned           1,511                  713
  Investee                  63                  189
                         -----                -----
                         1,574                  902
                         -----                -----
Total                    5,199                5,641
                         =====                =====
A prime contributor to the Company's profitability and cash flow is word-of-mouth referrals from individuals who have had Laser Refractive Surgery. As Centers mature, the critical mass necessary for word-of-mouth referrals is expected to be attained and procedure volume generally increases. As of June 30, 1997, one half of the Company's wholly-owned Centers have been open for one year or longer.

Multi-Specialty Laser Surgery Programs

The decline in revenues from the Company's multi-specialty laser surgery programs has been in direct proportion to the number of programs under contract. The renewal of the Company's contracts with the hospital providers has become increasingly difficult due to price pressures and the lengthening of sales cycle. Hospital providers and other entities are being driven to reduce costs and scale back their operations, sometimes including the programs that the Company manages. The Company's existing contracts provide positive cash flow; however, the Company has decided to reduce its provision of this service due to its difficult economic environment. In addition, budget reductions at the facilities have reduced the marketing and education programs, key elements to a successful surgery program. Management does not believe that the multi-specialty surgery programs will continue to constitute a significant portion of its business on a long-term basis.

Other

Due to fewer contracts and to budget reductions at hospitals where the Company has multi-specialty laser surgery programs, the marketing and education revenues from such programs has declined. In addition, in 1996 the Company began to phase out its products business which had revenues of $318,000 in 1996. Revenues from product sales were $17,000 in 1997.

Direct Operating Expenses

Direct operating expenses increase as the Company expands into the Laser Refractive Surgery business. Direct operating expenses comprise the significant fixed costs of performing the procedure as well as the costs of maintaining a Center. These costs will become a lesser percentage of revenue as procedure volume increases. Direct operating expenses related to the other sources of revenue are more variable and fluctuate generally with the level of revenue.

General and Administrative Expenses

As the Company expanded into the Laser Refractive Surgery business, marketing and advertising campaigns were launched to educate both consumers and refractive surgeons as to the procedures and their benefits. The Company spent over $4,800,000 in 1996 for advertising and marketing campaigns primarily aimed at education. Marketing and advertising expenses in 1997 approximated $700,000. In addition, general and administrative expenses such as telephone, legal, insurance and repairs and maintenance increases as new Centers are opened.

Other Expenses

Depreciation and amortization increased due to the increase in property and equipment, primarily equipment for the Centers. Interest expense increased primarily due to the increased borrowings related to the capitalized leases for the lasers used to perform Laser Refractive Surgery; and borrowings under the line of credit to fund current operating needs and capital equipment, offset by the reduction in loans from Dr. and Mrs. Joffe.

Liquidity and Capital Resources

The Company's principal capital requirements since late 1995 have been to fund its expansion into Laser Refractive Surgery -- the furnishing and equipment of centers, the development of marketing and advertising programs, and the funding of operating losses.
Historically, the Company's principal sources of funds to finance its capital requirements have been borrowings under its bank line of credit, operating and capital leases, cash flow its multi-specialty laser program contracts, and the sale of common stock to and borrowings from its principal shareholders in the third quarter 1995.

On August 18, 1997, the Company issued 17,065,579 shares of its Common Stock for 100% of the issued and outstanding common stock of RCII, a majority-owned subsidiary of Summit. At the time of the acquisition, RCII owned and operated 19 Laser Refractive Surgery Centers and had management service agreements with six "centers of excellence" located at prestigious hospitals and university medical centers. The acquisition agreement required RCII to have a minimum cash balance of $10 million at closing.

Subsequent to the acquisition, the Company has closed four of the RCII Laser Refractive Surgery Centers (see Notes to Unaudited Pro Forma Financial Information). In addition, the Company closed the RCII corporate office in Waltham, MA and terminated the administrative staff. The responsibilities of the Waltham staff have been re-assigned to field and company headquarters personnel. The Company estimates this closure will result in significant cost savings due to the elimination of redundant general and administrative expenses and the consolidation of marketing and advertising programs.

In connection with the acquisition of RCII, the Company entered into a new debt facility with its primary lender, The Fifth Third Bank ("Fifth Third"), to replace the Company's previous facility with Fifth Third. The Facility consists of an $8 million secured line of credit ("Revolver") and a secured term loan ("Term Loan") in the amount of $3.053 million. The Revolver and Term Loan bear interest as follows: (1) August 18, 1997 until February 28, 1998, 1% above Fifth Third's prime rate in effect from time to time ("Prime Rate"); (ii) February 28, 1998 until August 31, 1998, 3% above the Prime Rate; and (iii) August 31, 1998 until September 30, 1998, 6% above the Prime Rate. September 30, 1998 is the maturity date of the Revolver and Term Loan. The Term Loan is payable in 14 monthly installments, due on the first day of each calendar month, commencing September 1, 1997 and ending with a final payment on September 30, 1998.

The Facility requires, among other things, that the Company maintain a minimum of tangible net worth and meet a debt coverage ratio. The Facility also restricts and/or prohibits certain transactions; including but not limited to, additional borrowing, the issuance of additional shares of capital stock, the payment of dividends and capital expenditures greater than $75,000. The Facility is secured by a blanket lien in favor of Fifth Third on all Company assets, including the Company's headquarters building, and further requires the Company to maintain $4,000,000 in cash on deposit with Fifth Third. Such cash collateral is therefore not available to the Company to support its operations.

In addition to cash to fund operations, the Company's primary on-going cash requirements are those necessary to service debt, including capital and operating leases. The Company believes that cash flow from Laser Refractive Surgery Centers as they mature, the $10 million cash obtained via the acquisition of RCII, and the availability of the Revolver will satisfy its operating cash and debt service requirements for at least the next 12 months. The
Company believes that, with its improved liquidity and capital position, it can obtain lease financing for significant capital expenditures. However, there can be no assurance that the Company will be able to replace its Facility, or on satisfactory terms, or that the Company's Laser Refractive Surgery Centers can achieve a positive cash flow.

                  ACQUISITION OF RCII

The Acquisition - On August 18, 1997 (the "Closing" or "Closing Date"), pursuant to an Acquisition Agreement ("Acquisition Agreement") by and among the Company, Summit and RCII dated July 23, 1997, the Company purchased all of the issued and outstanding shares of RCII (the "Acquisition"). The Company at Closing purchased from Summit 5,000,000 shares of RCII's common stock, par value $.01 in exchange for 16,164,361 newly-issued shares of Company Common Stock. Prior to the Closing, the 19 individual Selling Stockholders had held options for 312,500 shares of RCII common stock, 278,767 of which were exercisable at Closing. All Selling Stockholders exercised their options prior to Closing and the Company also purchased all 278,767 shares of RCII common stock owned by them in exchange for 901,218 newly-issued shares of Company Common Stock. As a result of these transactions, the Company in the aggregate issued 17,065,579 shares of Company Common Stock and came to own 100% of the issued and outstanding shares of RCII common stock.

Registration of Company Common Stock Received in the Acquisition
- The Acquisition Agreement, and the related Registration Rights Agreement discussed below, require that the Company prepare, file and cause to become effective registration statements under the Securities Act of 1933 registering (i) the 9,000,000 shares of Company Common Stock to be distributed by Summit as a Dividend,
(ii) the 901,218 shares of Company Common Stock held by the Selling Stockholders, and (iii) the 7,164,301 shares of Company Common Stock to be held by Summit following the Dividend. See "Risk Factors - Sale of Company Common Stock by Summit and Major Stockholders," and "Plan of Distribution." This Prospectus, which is a part of one required registration statement, relates to and accompanies the Shares distributed to the Summit Stockholders by Dividend and the Shares offered for sale by the Selling Stockholders. To satisfy its obligation with respect to Summit, the Company intends to so register Summit's Company Common Stock after this registration statement becomes effective. See "Risk Factors - Sale of Company Common Stock by Summit and Major Stockholders" and "Acquisition of RCII - Registration Rights Agreement."

The Acquisition Agreement requires the Company to use its best efforts to maintain the effectiveness of this registration statement until the earlier of (i) completion of the sale of the Selling Stockholders' Company Common Stock, or (ii) one year after the effective date of the this registration statement. All expenses of the registrations, including without limitation, filing and registration fees and expenses of complying with state securities laws, are the responsibility of the Company.

Non-Competition - The Acquisition Agreement restricts Summit from owning or operating laser vision correction centers for a period ending on the earlier of (i) July 22, 2000, or (ii) the expiration of the Shareholders' Agreement described below.

Employment of Dr. Ronald Herskowitz -  In connection with the
Acquisition, the Company entered into an Employment Agreement with Dr. Ronald L. Herskowitz, the former Executive Vice President of
RCII, and appointed him Chief Operating Officer of the Company and RCII. Dr. Herskowitz resigned as an employee, officer and Director of the Company effective October 22, 1997. The
Employment Agreement had no specified term and contained customary provisions on compensation, confidentiality, inventions and non-competition.
  The Employment Agreement also provided that under certain circumstances, Dr. Herskowitz would be entitled to a severance benefit equal to one year's salary ($160,000) in the event of his voluntary resignation for "good reason." Dr.
Herskowitz has asserted that he resigned with good reason and is therefore entitled to the severance benefit. The Company does not believe he is entitled to the benefit. The matter has not yet been resolved. Dr. Herskowitz also was a Director of the Company.
See "Acquisition of RCII - the Shareholders' Agreement."

The Shareholders' Agreement - On or about the Closing Date of the Acquisition, two of the Company's directors resigned, the Company's Board of Directors was set at five directors, and the vacancies were filled by the remaining directors with pre-selected persons agreed to by Summit, the Company and the Major Stockholders. One of these Directors, Dr. Ronald L. Herskowitz, the former Executive Vice President of RCII, subsequently resigned leaving one vacancy. These parties at the Closing signed a Shareholders' Agreement ("Shareholders' Agreement") providing for the above-described changes, the vote for certain designated nominees as directors of the Company and a procedure for selecting alternate nominees if any of the designated nominees is unable or unwilling to serve as a director. See "Risk Factors - Control." The term of the Shareholders' Agreement expires on the earlier of
(i) July 22, 2002, or (ii) the date on which Summit owns less than 5% of the issued and outstanding Company Common Stock. See "Board of Directors."

The Registration Rights Agreement - Summit and the Company have entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which Summit has the right to demand that the Company register under the Securities Act of 1933 the 7,164,361 shares of Company Common Stock owned by Summit after giving effect to the Dividend (the "Remaining Shares"), to enable Summit to sell such shares on any date after May 17, 1998. The Company intends to register Summit's Remaining Shares under the Registration Rights Agreement immediately after this registration statement becomes effective. All expenses of such registration, including but not limited to, printing, legal and accounting expenses, filing fees and expenses, state "blue sky" law-related fees and expenses and, subject to certain exceptions, the reasonable expenses of Summit, will be borne by the Company. See "Risk Factors - Sale of Company Common Stock by Summit and Major Stockholders."

The Registration Rights Agreement also contains a Right of First Offer Upon Sale for Cash ("Right of First Offer") which provides, among other things, that in the event Summit wishes to sell for cash all or any part of the Remaining Shares, Summit must first offer to sell the shares to the Company. The Registration Rights Agreement also provides for the pricing, payment and closing terms under the Right of First Offer as well as the Company's obligation to indemnify Summit and the Selling Stockholders and Summit's obligation to indemnify the Company relating to specified liabilities arising from the registration statements. The term of the Registration Rights Agreement ends when all Remaining Shares have been sold under the Registration Rights Agreement. See "Indemnification of Directors, Officers and Others."

The Service Contracts - In connection with the Acquisition, the Company signed service contracts with Summit for all Summit lasers owned or leased by the Company. These contracts each have a term of three years and require fees of $80,000 per laser system for such three-year period. With respect to up to five service contracts, if during the term of a service contract the Company discontinues all use of the laser system under the contract (except in connection with the closing of a Laser Refractive Surgery center), and does not replace the laser system with any Summit excimer laser system, then the Company may terminate the contract.

Change in Terms of the Company's Interim Series Class B Preferred Stock - As required by the Acquisition Agreement and Shareholders' Agreement, at Closing, the Company amended (the "Amendment") the Certificates of Designations, Preferences and Rights governing the Company's Interim Series Class B Preferred Stock, $.001 par value ("Preferred Stock"). Among other things, the Amendment provided that the per share price at which the Preferred Stock may convert into Company Common Stock would be changed such that each share of Preferred Stock is now convertible into the number of fully-paid and non-assessable shares of Company Common Stock that results from dividing $3.50 into the sum of $200,000 plus all accrued but unpaid dividends on each such share at the time of conversion.
See "Description of Securities" and "Shares of Company Common Stock Eligible for Future Sale; Potential For Dilution."

Stock Market Listing for Company Common Stock - The Company Common Stock trades on the Nasdaq SmallCap Market. The Acquisition Agreement requires the Company to apply for and use its best efforts to obtain a listing for the trading of the Company Common Stock on the Nasdaq National Market. The Company filed an application requesting such a listing and also has requested listing on the American Stock Exchange. There can be no assurance that either of these efforts will succeed.

Restrictions on the Payment of Company Debt to Stephen N. Joffe, M.D. and Sandra F.W. Joffe - In connection with the Acquisition, the Company agreed that it would not make principal payments under the Company's Promissory Notes to each of Stephen N. Joffe, M.D. and Sandra F.W. Joffe (the "Notes") unless the earnings of the Company for the prior fiscal year exceeded $1,000,000, and then payment may be made only to the extent of 25% of such excess. Earnings for this purpose are income before taxes, amortization of goodwill and depreciation, net of capital expenditures for such fiscal year. Dr. and Mrs. Joffe agreed to such restrictions. See "Certain Relationships and Related Transactions."

Financing Agreement with The Fifth Third Bank - On August 18, 1997, as required by the Acquisition Agreement, the Company entered into a new debt Facility with Fifth Third to replace the Company's previous facility with Fifth Third. The Facility consists of an $8 million secured line of credit ("Revolver") and a secured term loan ("Term Loan") in the amount of $3.053 million. The Revolver and Term Loan bear interest as follows: (i) August 18, 1997 until February 28, 1998, 1% above Fifth Third's Prime Rate in effect from time to time ("Prime Rate"); (ii) February 28, 1998 until August 31, 1998, 3% above the Prime Rate; and (iii) August 31, 1998 until September 30, 1998, 6% above the Prime Rate. September 30, 1998 is the maturity date of the Revolver and Term Loan. The Term Loan is payable in 14 monthly installments, due on the first day of each calendar month, commencing September 1, 1997 and ending with a final payment on September 30, 1998.

The Facility requires the Company to pay various closing and facility fees and contains covenants that the Company must meet on an ongoing basis. The Facility also restricts and/or prohibits certain transactions, including but not limited to, additional borrowing, the issuance of additional shares of capital stock, the payment of dividends and capital expenditures greater than $75,000. The Facility further requires the Company to maintain $4,000,000 in cash on deposit with Fifth Third and is secured by a blanket lien in favor of Fifth Third on all Company assets, including the Company's headquarters building ("Headquarters") located at 7840 Montgomery Road, Cincinnati, Ohio 45236.

In addition, the Company pledged to Fifth Third a $985,000 Certificate of Deposit ("CD") issued by Fifth Third as security ("Collateral") for a $985,000 loan ("Surgery Center Loan") made by Fifth Third to The LCA Center for Surgery, Ltd. ("Surgery Center"), an entity principally owned by Stephen N. Joffe, M.D. The Company pledged the CD for up to 30 days while the Surgery Center, or Stephen N. Joffe, M.D. personally, arranged to replace the CD Collateral for the Surgery Center Loan. While Stephen N. Joffe, M.D.'s personal guarantee of the prior Company facility expired with the new Facility, he remained personally obligated to the Company with respect to replacing the CD Collateral for the Surgery Center Loan. Dr. Joffe has fulfilled his obligation to the Company by pledging the required collateral and the Company is no longer obligated to Fifth Third with respect to the CD. These additional transactions related to the Facility were negotiated and agreed because the Surgery Center, as a tenant in the Company's Headquarters, could not timely provide Fifth Third collateral for the Surgery Center Loan.

                           BUSINESS

The following is a general description of the Company's business reflecting the Company's acquisition of RCII on August 18, 1997. This section should be read in conjunction with the Company's Annual Report for the year ended December 31, 1996, the Quarterly Reports for the quarters ended March 31 and June 30, 1997, the Proxy Statement dated June 9, 1997 and the Current Report concerning the Acquisition with pro forma financial information, all of which are incorporated herein by reference. See "Incorporation of Certain Documents By Reference."

Background

The Company is the corporate successor to Laser Centers of America, Inc. ("LCA"), a Delaware corporation which was founded by Stephen N. Joffe, M.D. in 1986 to manage laser and minimally-invasive surgery programs for hospitals and medical centers.

In the mid-1980s, LCA pioneered the multi-specialty laser surgery center business, and, during its 11-year operating history, was involved in the implementation of over 80 hospital-based, multi-specialty surgery programs. Based on this experience, the Company has an expertise in managing and promoting new laser surgery techniques and technologies. The Company continues to manage a number of hospital laser surgery programs on a contract basis, although this is a decreasingly important aspect of its overall business.

Beginning in 1991, with the opening of a Laser Refractive Surgery center in Toronto, LCA applied its laser operating expertise to the field of Laser Refractive Surgery, which had not then been approved by the FDA for use in the United States. In 1995, LCA merged into the Company, and the Company began opening Laser Refractive Surgery Centers in the U.S. in 1996 shortly after the FDA first approved laser devices for commercial sale in the U.S. As of October 23, 1997, the Company, either directly or through its wholly-owned subsidiary RCII, owned and operated 27 Centers in the U.S., two in Ontario, Canada and one in Helsinki, Finland and has a working relationship with six additional U.S. treatment sites at university medical centers/hospitals and other locations. The Company has announced plans to close up to ten Centers. The Company took a third-quarter charge of $1.1 million, or $.03 per share of Company Common Stock, to cover the costs of the initiative. The closures should be completed by December 31, 1997.

Laser Refractive Surgery Centers

The Laser Refractive Surgery Centers operated by the Company provide the facilities, equipment and support services necessary for physicians to perform various corrective eye surgeries that employ state-of-the-art laser technologies. Each Center is equipped with one or more excimer laser systems in addition to corneal topography instruments, ophthalmic examination equipment, computer systems and standard office equipment. Physicians who have completed extensive FDA-mandated training sessions and have met the Company's qualification criteria, use the Company's facilities to perform Refractive Laser Surgery on an out-patient basis.

The most common procedures performed at the Centers are PRK (photorefractive keratectomy) and LASIK (laser in situ keratomileusis) to treat nearsightedness. PRK is an outpatient procedure performed with an excimer laser to treat nearsightedness, whereby submicron layers of tissue are ablated (removed) from the surface of the cornea in a computer-assisted, predetermined pattern to reshape the cornea. LASIK is an advanced outpatient procedure to treat nearsightedness, also using an excimer laser. As new laser-based surgical procedures are approved by the FDA, the Company plans to accommodate the service requirements for these procedures as well, to the extent feasible at that time.

The results of a Company study of the initial 1,150 procedures performed at its U.S. centers indicated that, of those procedures with at least six months of follow-up, 85% of the eyes were corrected to between 20/20 and 20/25 and 97% were corrected to at least 20/40.

Operation of Centers

The operations of the Company generally consist of providing to credentialed physicians fully-equipped and staffed laser surgery centers, which these physicians use to perform Laser Refractive Surgery and other ophthalmic procedures. The Company also provides management services, including billing and marketing functions, and educational programs. The Company is compensated for a physician's use of the Company's Centers and support services. Summit and VISX lasers are subject to a royalty fee of $250 per procedure performed in the U.S.

By using the Company's facilities, physicians are able to concentrate on treating patients and are free from the financial and management requirements associated with establishing and operating a surgery center. Additionally, participating physicians benefit from the Company's marketing skills and programs (such as its toll-free 800 numbers) in terms of identifying and capturing potential new patients. Finally, many of the administrative and financial functions are performed more efficiently and cost-effectively in a centralized operation.

Because Laser Refractive Surgery is not generally reimbursable by third-party payors, the Company offers several financing alternatives. Customers can pay for the procedure with cash, bank check, money order or credit card. The Company also offers information regarding installment plans, insurance coverage, home equity loans and payment through employer flexible benefit plans. The Company bears no credit risk for any of these options.

Marketing

The Company's marketing program adopts a two-pronged approach to promoting Laser Refractive Surgery. It is designed to advertise Laser Refractive Surgery directly to consumers through television, print, media and direct marketing. Further, Company personnel work directly with ophthalmologists to increase the number of credentialed physicians who are knowledgeable about and use the Company's Centers to perform Laser Refractive Surgery.

The Company seeks to differentiate its centers in the marketplace by providing locations and treatment environments that meet patient and doctor preferences. Additionally, in keeping with past practice, as the Company enters a market with an existing laser system (produced by competitors Summit or VISX), it typically will install the other system if that system better satisfies the needs of local ophthalmologists. The Company utilizes both Summit and VISX lasers at its U.S. Laser Refractive Surgery centers and one each of Nidek, Chiron and Sunrise at its non-U.S. Laser Refractive Surgery centers.

Competition

Laser Refractive Surgery, whether performed at a Company Center or elsewhere, competes with several surgical and non-surgical treatments to correct refractive disorders including eyeglasses, contact lenses, other types of refractive surgery (such as radial keratotomy) and corneal implants. In addition, other technologies currently under development may ultimately prove to be more attractive to consumers than Laser Refractive Surgery.

The Company further faces competition from other providers of
Laser Refractive Surgery.   Eye care services in the U.S.,
including Laser Refractive Surgery, are delivered through a fragmented system of local providers, including individual or small groups of opticians, optometrists and ophthalmologists and chains of retail optical stores and multi-site eye care centers. Laser Refractive Surgery chains, such as the Company, are a specialized type of multi-site eye care center that primarily provide Laser Refractive Surgery. Among the Laser Refractive Surgery center chains, the Company believes it is the largest provider in terms of number of facilities, followed by Laser Vision Centers, Inc. Other competing refractive surgery center chains include TLC The Laser Center, Sight Resources Corp. and Beacon Eye.

In addition to competition from other chains of Laser Refractive Surgery centers, the Company faces competition from hospitals, clinics and private ophthalmologists who practice in the same geographic area as one of the Centers. Furthermore, retail optical chains could potentially provide Laser Refractive Surgery. Certain chains have entered the Laser Refractive Surgery market. Management believes they have had limited success and have cut back their involvement in the industry. Other retail optical chains are not currently focusing on providing Laser Refractive Surgery. See "Risk Factors - Competition."

Government Regulation

Numerous state laws and regulations presently affect the manner in which the Company may establish or operate its Centers, which vary significantly from state to state. In some instances, these laws and regulations are ambiguous, and sometimes state regulators fail to provide adequate guidelines. The Company believes that it has adopted a strategy that will enable it to operate its network of Centers in compliance with all applicable regulatory requirements. However, federal and state regulatory attention may continue to be directed to the practice of medicine, and any changes in state or federal law or regulations, or in governmental agency and judicial interpretations of such laws and regulations, could cause one of the Company's strategies that is now in compliance with applicable laws to cease so to comply. Additionally, there can be no assurance that the federal regulatory scheme will not in the future place impediments upon the Company's operations.

Current state regulatory requirements and restrictions that relate to corporate entities such as the Company that are involved in the ownership and operation of healthcare facilities include prohibitions against the corporate practice of medicine except by an entity owned by healthcare professionals and/or wherein the professionals exercise control over medical judgments; patients referrals by healthcare professionals (including ophthalmologists and optometrists) to a facility owned or compensated by such referring professional (either generally, or sometimes by defining such payments as "kick backs"); and "fee splitting" between healthcare professionals and corporate entities. Other state laws specifically regulate the nature and compensation provisions of employment or management relationships that healthcare professionals may have with a corporate-owned facility, affect the form of business entity to be utilized, limit payments either to the entity or to healthcare professionals to the "fair market value" of their contributions, or affect the manner of marketing the service performed at the healthcare facility. Additional regulations in some states also now affect, or in the future may affect, the establishment of Centers, including requirements for certificates of need and/or other licensing to open a Laser Refractive Surgery center, and registration of medical laser equipment. See "Risk Factors - Government Regulation."

Multi-Specialty Surgery Programs

The Company continues to manage multi-specialty surgery programs at 13 medical facilities on a contract basis. However, the renewal of the Company's contracts with the hospital providers is becoming increasingly difficult due to increasing price pressures and the lengthening of the sales cycle. Management does not believe that the multi-specialty surgery programs will continue to constitute a significant portion of its business. In addition, most of the corporate resources previously engaged in the contract management business have been reassigned to the refractive surgery business, which the Company believes has better long-term potential. See "Risk Factors - Renewal of Contracts."

Employees

As of October 23, 1997, the Company had 143 employees, of whom 124 employees were full-time. The personnel who constitute the Company's independent practitioners are doctors and other healthcare professionals retained, when and as needed, as independent contractors to assist with the education and training provided by the Company to its clients. The Company retains its faculty from a pool of doctors or other healthcare professionals who have agreed to provide services to the Company on an independent contractor basis.

The Company's principal executive offices are located at 7840
Montgomery Road, Cincinnati, Ohio 45236.

                    BOARD OF DIRECTORS

On or about the Closing Date of the Acquisition, two of the Company's Directors resigned, the Company's Board of Directors was set at five Directors, and, as provided in the Shareholders' Agreement, the vacancies were filled by the remaining Directors with pre-selected persons agreed to by Summit, the Company and the Major Stockholders. See "Acquisition of RCII - The Shareholders' Agreement" and "Risk Factors - Control." Effective October 22, 1997, Dr. Ronald L. Herskowitz resigned as a Director and the vacancy has not been filled.

The following individuals now serve on the Company's Board of Directors.

Stephen N. Joffe, M.D., age 54, is the President of the Company.
He was also the founder of LCA and served as its Chairman of the Board and Chief Executive Officer since its founding in 1985. He also founded Surgical Laser Technologies, Inc. in 1983 and served as its Chairman until January 1990. In addition, Dr. Joffe is an Esteemed Professor of Surgery at the University of Cincinnati
Medical Center, a position he has held since 1990.  He was a full-time
 Professor of Surgery at the University of Cincinnati Medical
Center for nine years prior to 1990. Dr. Joffe obtained his medical degree in 1967 from the University of Witwatersand (South Africa), and was awarded a post-doctorate degree in 1976. He has held faculty appointments at the Universities of London, Glasgow and Cincinnati and holds fellowships at the College of Surgeons of South Africa, the Royal College of Surgeons in Edinburgh, The
Royal College of Surgeons in Glasgow, and the American College of Surgeons. Dr. Joffe led development efforts in Nd:YAG laser surgical techniques, established the International Nd:YAG Laser Society, and chaired the first two meetings. He is senior editor of six textbooks on lasers, co-author of Lasers in Medicine, author of over 180 papers in scientific journals, contributor of chapters to 32 textbooks, and presenter of over 200 papers before scientific societies in 20 countries throughout the world.

John C. Hassan, age 54, is and has been the President of Champion Printing, Inc. for more than five years. Previously, he was Vice President, Marketing of the Drackett Company, a division of Bristol-Meyers Squibb. He currently serves as Treasurer of Printing Industries of Southern Ohio, and is a board member of the Ohio Graphics Arts Health Fund, the Camargo Club and serves on the Greater Cincinnati United Way and Fine Arts campaigns. Mr. Hassan received his undergraduate degree from Princeton University and his M.B.A. from Dartmouth College.

William O. Coleman, age 68, formerly held positions at The Procter & Gamble Company (1955 to 1989) that included General Sales Manager, Vice President Food Products, Vice President International/Latin America, and most recently, Vice President Professional Affairs, Special Projects. Mr. Coleman continues to serve as a Trustee of the Procter & Gamble Retirement Trusts. In addition to his accomplishments professionally, Mr. Coleman also has served as: General Chairman of the Greater Cincinnati United Way Campaign; President of the Boys & Girl Clubs; Chairman of the Dan Beard Council Boy Scouts; Vice Chairman, University of Cincinnati Foundation; and Director of the Greater Cincinnati Foundation. A graduate of the University of Oklahoma (B.B.A., Finance), Mr. Coleman served in the U.S. Navy in Korea.

John H. Gutfreund, age 67, is President of Gutfreund & Company, Inc., a New York-based financial consulting firm that specializes in advising select corporations and financial institutions in the United States, Europe and Asia. Formerly, Mr. Gutfreund was with Salomon Brothers from 1953 - 1991. He was: Chairman of the Board and Chief Executive Officer, Salomon Brothers Inc. (1981 - 1991); Co-Chairman, Phibro Corp. (1981 - 1983); Co-Chief Executive Officer, Phibro-Salomon Inc. (formerly Phibro Corp.) 1983 - 1984; Chief Executive Officer, Phibro-Salomon Inc. (1984 - 1986); Chairman, Chief Executive Officer, President, Salomon Inc. (formerly Phibro-Salomon Inc.) 1986 - 1991. Mr. Gutfreund is:
Director, Montefiore Medical Center, New York City and a Member of the Executive Committee of the Board of Trustees and Finance and Real Estate Committees; Member, Council on Foreign Relations; Member, the Board of Trustees, New York Public Library, Astor, Lenox and Tilden Foundations; Honorary Trustee, Oberlin (Ohio) College; and Trustee, Arperture Foundation. He is past Vice Chairman of the New York Stock Exchange (1985 - 1987); past Member, Board of Directors, Securities Industry Association; past Chairman of the Downtown Lower Manhattan Association; past President and Member of the Board of Governors of the Bond Club of New York; and past Member, The Trilateral Commission. A graduate of Oberlin College (B.A., 1951), Mr. Gutfreund served in the U.S. Army in Korea in 1951 - 1953.

            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 1995, the Company was a party, directly or indirectly, to the following additional transactions with its current directors, executive officers and principal stockholders
(including any of their associates or affiliates):

LCA previously was treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). In 1995, prior to the merger with and into the Company, LCA declared and paid to its two stockholders distributions of $8,456,000, in cash, which constituted payments to the stockholders of LCA's past earnings on which those stockholders had already paid income taxes under Subchapter S of the Code.

Prior to the merger of LCA into the Company, Dr. and Mrs. Joffe, utilizing a portion of the proceeds of their S corporation distributions from LCA, agreed to lend a total of $4,390,772 to the Company, receiving in return, two promissory notes for the principal amount plus interest at a rate of 6.91% per annum. All sums due to Dr. and Mrs. Joffe under the promissory notes are due and payable in full upon the maturity of the promissory notes, September 26, 2005. Since 1995, the Company repaid $369,100. See "Restrictions on the Payment of Company Debt to Dr. Joffe and Sandra F.W. Joffe."

In November and December, 1996, Dr. Joffe entered into debt conversion transactions with the Company pursuant to which he converted a total of $2,200,000 of the debt owed to him by the Company into 11 shares of Interim Series Class B Preferred Stock. Similarly, Mrs. Joffe converted a total of $321,672 of debt owed to her into 1.6 shares of Interim Series Class B Preferred Stock. See "Acquisition of RCII - Change in Terms of the Company's Series B Preferred Stock."

Dr. Joffe was the guarantor of approximately $11,080,000 in bank loans to the Company, including a mortgage note in the amount of $3,080,000, and a working capital credit line of up to $8,000,000, all of which were replaced by the Facility. Dr. Joffe was not compensated for these personal guarantees. See "Acquisition of RCII- Replacement Financing Agreement with The Fifth Third Bank, Cincinnati, Ohio."

In May 1995, the Company acquired a 45% interest in the Surgery Center of Georgia, LLC, Atlanta, Georgia ("SCG"). The transaction was funded entirely by borrowings by SCG. The Company guaranteed a portion of SCG's debt. Dr. Joffe acquired another 35% interest in SCG in a similar fashion. In September 1995, the Company's 45% interest in SCG was distributed to Dr. Joffe. The Company remained as a guarantor on approximately $2,200,000 of SCG's debt on a temporary basis after the distribution, until Dr. Joffe arranged the elimination of the Company's guarantee prior to the end of 1995.

Stephen N. Joffe, M.D. is the principal stockholder and majority owner of The LCA Center for Surgery, Ltd. (the "Surgery Center"), Cincinnati, Ohio, an Ohio limited liability company, which was organized in September, 1995. The Company does not hold an investment in the Surgery Center. The Company has leased to the Surgery Center, for a period of 20 years at an annual rental of $190,000, a portion of its headquarters building located at 7840 Montgomery Road. In February 1997, the Company agreed to forego rent in return for the Surgery Center providing to the Company certain systems and processes for research and development, for providing additional staffing, and for giving the Company unlimited use of the leased premises for research, testing, educational and other agreed purposes. See "Acquisition of RCII - Financing Agreement with The Fifth Third Bank, Cincinnati, Ohio."

In addition, the Company pledged to Fifth Third a $985,000 Certificate of Deposit ("CD") issued by Fifth Third as security ("Collateral") for a $985,000 loan ("Surgery Center Loan") made by Fifth Third to The LCA Center for Surgery, Ltd. ("Surgery Center"), an entity principally owned by Stephen N. Joffe, M.D. The Company pledged the CD for up to 30 days while the Surgery Center, or Stephen N. Joffe, M.D. personally, arranged to replace the CD Collateral for the Surgery Center Loan. While Stephen N. Joffe, M.D.'s personal guarantee of the prior Company facility expired with the new Facility, he remained personally obligated to the Company with respect to replacing the CD Collateral for the Surgery Center Loan. Dr. Joffe has fulfilled his obligation to the Company by pledging the required collateral and the Company is no longer obligated to Fifth Third with respect to the CD. These additional transactions related to the Facility were negotiated and agreed because the Surgery Center, as a tenant in the Company's headquarters building, could not timely provide Fifth Third collateral for the Surgery Center Loan.

LCA and Stephen N. Joffe, M.D. previously owned all of the stock of LCA Canada, Inc. ("LCA Canada") which owned 67% of the stock of the Toronto Laservision Centre, Inc. (the "Centre"). LCA and Stephen N. Joffe, M.D. contributed their entire interest in LCA Canada to the Company in exchange for nominal consideration. The Company renamed the subsidiary LCA-Vision Canada, and on August 31, 1995 acquired the remaining 33% of the stock of the Centre from certain unaffiliated holders. Accordingly, the Centre is now a wholly-owned subsidiary of the Company, through its subsidiary LCA-Vision Canada.

             PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to beneficial ownership of the Company's Common Stock as of October 23, 1997, and after giving effect to the Dividend and the sales of Company Common Stock by the Selling Stockholders, by (i) all persons known to the Company to be the beneficial owner of 5% or more thereof, and (ii) the Selling Stockholders.




                           Prior to the Offering                       After the Offering(7)
                           Shares                      Shares to       Shares
                           Beneficially                be Sold or      Beneficially
Name                       Owned(1)         Percent    Distributed(7)  Owned(1)        Percent
Stephen N. Joffe, M.D.(1)  16,449,736(3)    44.881%     --             16,449,736      44.881%
Summit Technology, Inc.    16,164,361       44.102%    9,000,000(4)     7,164,361      19.540%
Sandra F.W. Joffe(2)        4,007,098(5)    10.933%     --              4,007,098      10.933%
Craig P.R. Joffe(6)         2,500,063        6.821%     --              2,500,063       6.821%
David B. Applegate             47,416        0.129%       47,416             --            --
Rajiv P. Bhatt                129,315        0.353%      129,315             --            --
Thomas Deutsch                 24,247        0.066%       24,247             --            --
Michael Gordon                 80,822        0.221%       80,822             --            --
Peter Hersch                   48,493        0.132%       48,493             --            --
Ronald L. Herskowitz          210,137        0.573%      210,137             --            --
Suzanne Jobin                     647        0.002%          647             --            --
Paul Klein                      1,616        0.004%        1,616             --            --
Peter J. Klopotek               3,879        0.011%        3,879             --            --
Peter E. Litman                96,986        0.265%       96,986             --            --
John Marshall                  32,329        0.088%       32,329             --            --
Julian Maughan                  3,879        0.011%        3,879             --            --
Joanna Natkaniec                1,616        0.004%        1,616             --            --
Carmen A. Puliafito            32,329        0.088%       32,329             --            --
Rajesh Rajpal                  24,247        0.066%       24,247             --            --
D. Verne Sharma                32,329        0.088%       32,329             --            --
Ronald Snyder                   1,616        0.004%        1,616             --            --
Roger F. Steinert              48,493        0.132%       48,493             --            --
Vance Thompson                 80,822        0.221%       80,822             --            --

___________________________

1 Persons named in the table have sole voting and investment power with respect to all shares of
Company Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in other footnotes to this table.  As of October
29, 1997, 36,651,906 shares of Company Common Stock were issued and outstanding.  An additional
12,909 shares of Company Common Stock have been issued, but are currently held in treasury.  All percentages noted herein are calculated on the basis of the 36,651,906 shares issued and outstanding.

2 Dr. and Mrs. Joffe's address is 8750 Red Fox Lane, Cincinnati, Ohio  45243.

3 The total for Dr. Joffe consists of 8,527,358 shares of Company Common Stock owned of record and beneficially by him, 2,850,000 shares of Company Common Stock held of record by CEDE & Co.
but owned beneficially by him, 1,065,279 shares of Company Common Stock which Dr. Joffe currently has the right to acquire upon conversion of 11 shares of convertible Class B Preferred
Stock he owns, 3,852,149 shares of Company Common Stock owned of record by Sandra Joffe which
Dr. Joffe is deemed to beneficially own, and 154,949 shares of Company Common Stock which Sandra
Joffe currently has the right to acquire upon conversion of 1.6 shares of Class B Preferred
Stock she owns and which Dr. Joffe is deemed to own.

4 Of the 16,164,361 shares owned by Summit Technology, Inc., 9,000,000 shares will be distributed pursuant to the Dividend, and these shares are to be covered by this registration statement.  Pursuant to the Registration Rights Agreement, the additional 7,164,361 shares owned by Summit may be sold only on or after May 17, 1998.  Such additional shares are not covered by this registration statement.

5 The total for Sandra Joffe includes 3,852,149 shares of Company Common Stock owned of record and beneficially by her, and 154,949 shares of Company Common Stock she currently has the right to acquire upon conversion of 1.6 shares of Class B Preferred Stock she owns.  All of the shares owned by Mrs. Joffe are also deemed to be beneficially owned by Dr. Joffe.

6 Craig P.R. Joffe's address is 21 Ladbroke Gardens, London W11-2PT, United Kingdom.

7 The information provided in this column assumes that the Selling Shareholders will offer for sale all shares beneficially owned by them.

Messrs. Applegate, Bhatt, Herskowitz, Klopotek, Litman and Sharma, Ms. Jobin and Ms. Natkaniec are now, or during the past three years have been, employed by Summit and were previously involved in the operations of RCII. The remaining Selling Stockholders provided consulting services to Summit with respect to RCII prior to the Closing. While Dr. Herskowitz and Ms. Jobin were employed by the Company for a short period of time following the Acquisition, none of the Selling Stockholders has any current employment with the Company. The Selling Stockholders will receive all proceeds of the sales of their Company Common Stock.

Pursuant to the Acquisition Agreement and the Registration Rights Agreement, the Company agreed to register, at its expense, the Selling Stockholders' shares of Company Common Stock and further agreed to indemnify the Selling Stockholders with respect to such registration.

               PLAN OF DISTRIBUTION

The Dividend

In accordance with the terms of the Acquisition Agreement, Summit intends to distribute to the Summit Stockholders as a Dividend a total of 9,000,000 of the 16,164,361 shares of Company Common Stock that Summit received in the Acquisition. The Dividend was declared by Summit's Board of Directors on ______________, 1997. The Board's declaration of the Dividend provides that each Summit Stockholder of record on ____________, 1997 (the "Record Date") will receive _____ Shares for each outstanding share of Summit comon stock then owned by such Summit Stockholder. Fractional shares of Company Common Stock will not be issued as a result of the Dividend, and to the extent the Dividend would otherwise result in a fractional share to a Summit Stockholder, the number will be rounded to the nearest whole share. For a description of the tax implications of the Dividend, see "Tax Matters." The Dividend will be distributed to the Summit Stockholders as soon as practicable after the Record Date. Neither the Company nor Summit will receive any proceeds from the Dividend. All expenses of registration of the Shares under the Securities Act of 1933 for purposes of the Dividend will be borne by the Company. The fees of counsel to Summit and any applicable taxes are payable by Summit.

The Selling Stockholders

The Shares owned by the Selling Stockholders, which are included herein pursuant to the Registration Rights Agreement, may be sold from time to time by the Selling Stockholders (or their pledgees or donees) in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, at prices then prevailing or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principal, or both. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Commissions or discounts which may be received by brokers or dealers are not expected to exceed those customary in the type of transactions involved. The Selling Stockholders and any persons who act as broker-dealers in connection with the sale of the Shares offered hereby might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them, and any profit on the resale of the Shares as principal, may under certain circumstances be deemed to be underwriting discounts and commissions under the Securities Act.

All expenses of registration of the Selling Stockholders' Shares under the Securities Act of 1933 will be borne by the Company.
Any commission expenses and brokerage fees, the fees of counsel to the Selling Stockholders and any applicable taxes are payable individually by the Selling Stockholders.

There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby. The Company is not required to maintain the effectiveness under the Securities Act of the Registration Statement of which this Prospectus is a part for a period greater than one year after the Registration Statement is declared effective by the Commission.

                DESCRIPTION OF SECURITIES

The Amended and Restated Certificate of Incorporation of the Company authorizes 110,000,000 shares of common stock, $.001 par value ("Company Common Stock"), and 10,000,000 shares of Preferred Stock, $.001 par value. The holders of shares of Company Common Stock have one vote per share. The Company Common Stock does not have any conversion rights. The average of the closing bid and asking prices of the Company Common Stock on the Nasdaq SmallCap Market at October 28, 1997 was $2.75 per share. The holders of shares of Company Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor. The Company does not anticipate declaring or paying any cash dividends for the foreseeable future.

The Preferred Stock is voting stock and the holders of Preferred Stock have the same voting rights per share as the Common Stockholders. Neither the Preferred Stock nor the Company Common Stock has preemptive or cumulative voting rights, is redeemable, or is liable for assessments or further calls. The Company has issued 12.6 shares of two Series of Interim Class B Preferred Stock. Each of the 12.6 shares of the Company's Interim Series Class B Preferred Stock and Second Interim Series Class B Preferred Stock is convertible into the number of fully paid and nonassessable shares of the Company Common Stock that results from dividing $3.50 into the sum of $200,000 plus all accrued but unpaid dividends on each such share at the time of conversion.

The Company's Amended and Restated Certificate of Incorporation provides holders of Preferred Stock with a liquidation preference payable upon any voluntary or involuntary liquidation, dissolution or winding up of the Company of $10.00 per share, plus all accrued and unpaid dividends to be paid prior to any distributions to the holders of Company Common Stock. In the event the assets of the Company are insufficient to pay the holders of the Preferred Stock their entire liquidation preference, the assets will be distributed ratably among the holders of the outstanding Preferred Stock. Subject to such preferential rights, the holders of Company Common Stock are entitled to receive, ratably, all the remaining assets of the Company.

    SHARES OF COMPANY COMMON STOCK ELIGIBLE FOR FUTURE SALE;
                  POTENTIAL FOR DILUTION

The Company may issue significant amounts of Company Common Stock as a result of the exercise of options or the conversion of Preferred Stock. Further, as described above, the Company will soon register for sale under the Securities Act of 1933 Summit's Remaining Shares and 17,729,570 of the Major Stockholders' shares of Company Common Stock. See "Risk Factors - Sale of Company Common Stock by Summit and Major Stockholders" and "Acquisition of RCII - Registration of Company Common Stock Received in the Acquisition."

In particular, as of September 30, 1997, options issued pursuant to the Company's 1995 Long-Term Stock Incentive Plan and the Directors' Non-Discretionary Stock Option Plan to purchase up to 2,363,288 shares of Company Common Stock exercisable over the next several years were outstanding at prices ranging from $2.25 to $8.00. The shares of Company Common Stock issuable upon exercise of the foregoing options have been registered and will be freely tradeable upon exercise.

On September 30, 1997, the 12.6 shares of the Company's Interim Series Class B Preferred Stock issued and outstanding would have been convertible into 1,220,228 shares of Company Common Stock, which number shall increase over time in accordance with the formula governing the conversion of such Preferred Stock. See "Description of Securities," "Acquisition of RCII - Change in Terms of the Company's Interim Series Class B Preferred Stock" and "Certain Relationships and Related Transactions."

Further, under the Registration Rights Agreement, Summit has the right to demand that the Company register under the Securities Act of 1933 the Remaining Shares to enable Summit to sell such shares on any date after May 17, 1998. The Company also intends to register up to 17,729,570 additional shares of Company Common Stock for resale by the Major Stockholders. There is no restriction on the timing of the disposition, or the amount of sale, of these shares by Summit or the Major Stockholders once the shares are registered. See "Acquisition of RCII - Registration of Company Common Stock Received in the Acquisition" and "-The Registration Rights Agreement," "Risk Factors - Sale of Common Stock by Summit and Major Stockholders" and "Plan of Distribution."


                 TAX MATTERS

Summit has been advised that the distribution of Shares to the Summit Stockholders will not qualify as a tax-free distribution for federal income tax purposes. A holder of Summit common stock who receives shares of Company Common Stock pursuant to the distribution will be treated under the Internal Revenue Code of 1986, as amended (the "Code"), as receiving a distribution equal to the aggregate of the fair market value of the Company Common Stock received on the distribution date plus the amount of cash, if any, received. The distribution will be treatable as a dividend to the extent of Summit's current and accumulated earnings and profits. In computing such earnings and profits, the accumulated deficit in earnings and profits will not be available to offset any current earnings and profits for the year of the distribution. Any excess portion of the distribution first will be treated as a reduction in the basis of the Summit common stock held by such stockholder, and, thereafter, as gain from the sale or exchange of such holder's Summit common stock (which gain would be treated as "adjusted net capital gain" or "mid-term gain" if
(i) the Summit common stock is held as a capital asset and (ii) the respective requisite holding period has been satisfied). The determination of a corporation's earnings and profits entails complex factual and legal analysis, and the current earnings and profits cannot be determined until the close of such taxable year. The distribution itself may result in Summit having such earnings and/or profits.

A holder's basis in Company Common Stock will be equal to the fair market value of such stock on the distribution date and the holding period for such stock will be deemed to commence as of the distribution date. A Summit Stockholder's holding period for Summit common stock will be unaffected by the distribution.

THE FOREGOING IS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES ON THE DISTRIBUTION TO HOLDERS OF SUMMIT COMMON STOCK UNDER CURRENT LAW. IT DOES NOT PURPORT TO ADDRESS ALL FEDERAL INCOME TAX CONSEQUENCES, OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OR STOCKHOLDERS. EACH HOLDER OF SUMMIT COMMON STOCK SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT TAX CONSEQUENCES DESCRIBED ABOVE.

                LEGAL MATTERS

The validity of the Shares of Company Common Stock offered hereby will be passed upon by Dinsmore & Shohl LLP, Cincinnati, Ohio.

                      EXPERTS

The consolidated balance sheets of LCA-Vision Inc. and subsidiaries as of December 31, 1996 and 1995 and the consolidated statements of operations, shareholders' equity and cash flow for each of the three years in the period ended December 31, 1996, incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

The financial statements of RCII as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996, incorporated by reference in this Prospectus from the Company's current Report on Form 8-K/A, filed October 23, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

The Company's Amended Bylaws provide that each person who is made a party or is otherwise involved in an action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law (the "DGCL") against all expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The intent of the Company's Amended Bylaws is to make indemnification for directors and officers mandatory rather than permissive. In addition, the Amended Bylaws provide that the Company may pay a director's or officer's expenses incurred in defending any such proceeding, in advance of the proceeding's final disposition, provided that the director or officer delivers to the Company an undertaking to repay all advanced amounts if it is ultimately determined that he is not entitled to be indemnified under Delaware law. To the extent that an officer or director is successful on the merits in any proceeding, Delaware law mandates indemnification for expenses, including attorneys' fees. The Company's Amended Bylaws also provide that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Company has directors and officers liability insurance.

Further, in the Registration Rights Agreement, the Company agreed to indemnify Summit (including its officers, directors, affiliates and partners), each Selling Stockholder and each person, if any, who controls Summit, from and against all losses, claims, damages and expenses in connection with certain liabilities arising under this registration statement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

                     PART II

          INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following is an itemized statement of the expenses (all but the SEC fees are estimates) in connection with the issuance of the securities being registered hereunder. All such expenses will be borne by the Company.

SEC registration fees         $ 8,251.01
Legal fees and expenses       $25,000.00
Accounting fees and expenses  $25,000.00
Miscellaneous                 $ 1,748.99
                               ----------

         Total                $60,000.00
                               ===========


Item 15.  Indemnification of Directors and Officers

The Company's Amended Bylaws provide that each person who is made a party or is otherwise involved in an action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law (the "DGCL") against all expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The intent of the Company's Amended Bylaws is to make indemnification for directors and officers mandatory rather than permissive. In addition, the Amended Bylaws provide that the Company may pay a director's or officer's expenses incurred in defending any such proceeding, in advance of the proceeding's final disposition, provided that the director or officer delivers to the Company an undertaking to repay all advanced amounts if it is ultimately determined that he is not entitled to be indemnified under Delaware law. To the extent that an officer or director is successful on the merits in any proceeding, Delaware law mandates indemnification for expenses, including attorneys' fees. The Company's Amended Bylaws also provide that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

Item 16. Exhibits

Each of the following exhibits is filed or incorporated by reference in this Registration Statement.


Exhibit
Number      Description of Exhibit

(5) and
(23.1)    Opinion and consent of Dinsmore & Shohl LLP, counsel to
         the Registrant.

(8) and
(23.2)    Opinion and Consent of Coopers & Lybrand L.L.P.(a)

(23.3)    Consent of KPMG Peat Marwick LLP

(23.4)    Consent of Coopers & Lybrand  L.L.P.

(24)      Powers of Attorney (b)

____________________

(a) To be filed by amendment.

(b) A power of attorney whereby various individuals authorize the signing of their names to any and all amendments to this Registration Statement and other documents submitted in connection therewith is contained on the first page of the signature pages following Part II of this Registration Statement.

Item 17.  Undertakings

(a) Rule 415 Offering. The undersigned small business issuer hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(e) Request for Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) Reliance on Rule 430A. The undersigned small business issuer will:

(1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.


                          SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on a Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio on the 29th day of October, 1997.

                             LCA-VISION INC.

                             By:/S/ Stephen N. Joffe, M.D.
                             Stephen N. Joffe, M.D., President and
                             Chief Executive Officer


                   POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Stephen N.
Joffe, M.D. and Larry P. Rapp, and each of them, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, and each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-3, and to perform any acts necessary to be done in order to file such amendment with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents, or their or his substitutes, shall do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

Signature                   Title            Date

/S/ Stephen N. Joffe, M.D. President and   October 29, 1997
Stephen N. Joffe, M.D.     Chief Executive
                           Officer
                          (Principal Executive
                           Officer:)


/S/ Larry P. Rapp         Chief Financial   October 29, 1997
Larry P. Rapp             Officer
                          (Principal Financial
                          and
                          Acounting Officer)


/S/ John C. Hassan            Director      October 29, 1997
John C. Hassan


/S/ Stephen N. Joffe, M.D.    Director      October 29, 1997
Stephen N. Joffe, M.D.


/S/ John H. Gutfreund         Director      October 29, 1997
John H. Gutfreund


/S/ William O. Coleman        Director      October 29, 1997
William O. Coleman





                      Exhibits 5 and 23.1




Charles F. Hertlein, Jr.
 (513) 977-8315


                        October 27, 1997

LCA-Vision, Inc.
7840 Montgomery Road
Cincinnati, Ohio  45236

Ladies and Gentlemen:

This opinion is rendered for use in connection with the Registration Statement on Form S-3, prescribed pursuant to the Securities Act of 1933, to be filed by LCA-Vision, Inc. (the "Company") with the Securities and Exchange Commission on or about October 27, 1997, under which 9,901,218 shares of the Company's Common Stock, $.001 par value ("Common Stock") are to be registered.

We hereby consent to the filing of this opinion as Exhibits 5 and
23.1 to the Registration Statement and to the reference to our name in the Registration Statement.

As counsel to the Company, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such statutes, documents, corporate records, certificates of public officials, and other instruments as we have deemed necessary for the purpose of this opinion, including the Company's Amended Certificate of Incorporation and Amended Bylaws and the record of proceedings of the stockholders and directors of the Company.

Based upon the foregoing, we are of the opinion that:

1. The Company has been duly incorporated and is validly existing and in good standing as a corporation under the laws of the State of Delaware.

2. When the Registration Statement shall have been declared effective by order of the Securities and Exchange Commission, such 9,901,218 shares of Company Common Stock will be legally and validly issued and outstanding, fully-paid and nonassessable.

                        Very truly yours,

                        DINSMORE & SHOHL LLP


                        /s/ Charles F. Hertlein, Jr.

                        Charles F. Hertlein, Jr.

Encl.

                          Exhibit 23.3

                Consent of Independent Accountants


The Board of Directors
Refractive Centers International, Inc.


We consent to the use of our reports incorporated herein by reference and to the reference to our firm under the heading
"Experts" in the Prospectus.

                           /s/ KPMG PEAT MARWICK LLP


Boston, Massachusetts
October 30, 1997


                    Exhibit 23.4

            Consent of Independent Accountants

We consent to the incorporation by reference in this registration statement of LCA-Vision Inc. on Form S-3 of our report dated March 18, 1997, on our audits of the consolidated financial statements of LCA-Vision Inc. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996. We also consent to the reference to our firm under the caption "Experts."


                       /s/ COOPERS & LYBRAND L.L.P.


Cincinnati, Ohio
October 30, 1997